

January 4, 2013

<u>Via Facsimile</u>
Michael R. MacDonald
Chief Executive Officer
DSW, Inc.
810 DSW Drive
Columbus, OH 43219

      Re: DSW, Inc.
              Form 10-K for the Fiscal Year Ended January 28, 2012
              Filed March 27, 2012
              Response dated December 12, 2012
              File No. 001-32545

Dear Mr. MacDonald:

We have reviewed your filing and response, and have the following comment in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 28, 2012</u>

<u>Notes to Consolidated Financial Statements, page F-10</u>

<u>15. Income Taxes, page F-36</u>

1.   We note your response to comment two of our letter dated November 29, 2012. Please confirm our understanding that you accounted for the Merger as a common control transaction under ASC 805-50 and, if so, also explain to us how you considered the guidance in ASC 740-20-45-11(g) (changes in tax bases) and, by analogy, paragraphs 270-272 of FAS 109 as related to the deferred tax consequences that resulted from the Merger. Also further explain to us why you believe the tax effects related to RVI's historical basis difference in its DSW stock and the PIES temporary difference were not direct tax effects resulting from the application of the relevant tax law to the transaction.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining